Exhibit 99.1

China Ming Yang Wind Power Group Limited

(the “Company”)

Notice of Annual General Meeting of the Company

Notice is hereby given that an Annual General Meeting of the Company (the “AGM”) will be held at the offices of China Ming Yang Wind Power Group Limited at Mingyang Industrial Park, 22 Torch Road, Torch Development Zone, Zhongshan 528437, Guangdong, People’s Republic of China, on the 18th day of November, 2013 at 9:30 a.m. for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1	As an ordinary resolution that the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2012 be approved and adopted;

2	As an ordinary resolution that the appointment of KPMG as the Company’s independent auditors with effect from August 20, 2012 be approved, confirmed and ratified.

The record date for the AGM is 30 September 2013 and shareholders registered in the Register of Members of the Company as at the close of business on such record date shall be entitled to attend and vote at the AGM.

By order of the Board

Director:	Chuanwei Zhang
Dated:	September 18th, 2013

Registered Office: Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands

*	A form of proxy has been included with this Notice.